May 13, 2013

Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Stephanie J. Ciboroski, Senior Assistant Chief Accountant

Re: CORPBANCA
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
Form 20-F/A for the Fiscal Year Ended December 31, 2011
Filed May 16, 2012
File No. 001-32305
Response Dated October 19, 2012 and April 2, 2013
File No. 001-32305

Dear Ms. Ciboroski:

We are submitting this letter to respond to items 2 and 3 of the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated April 29, 2013 (the “Comment Letter”) in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2011 (No. 001-32305), Amendment No. 1 on Form 20-F/A for the fiscal year ended December 31, 2011 (No. 001-32305) (collectively, the “Form 20-F”), filed by Corpbanca (“Corpbanca”) with the SEC on April 30, 2012 and May 16, 2012, respectively, and our response letters dated as of October 19, 2012, and April 2, 2013.

We continue to prepare our response to item 1 of the Comment Letter and will submit our response thereto prior to our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2012, on or prior to May 15, 2013.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 20-F.  Responses to these comments are set forth in this letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 20-F.  All page number references in Corpbanca’s responses are to page numbers in the Form 20-F.

We have also underlined and italicized our proposed changes to the Form 20-F and consolidated financial statements that will be included in future filings.

U.S. Securities and Exchange Commission
May 13, 2013

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 18. Financial Statements
Notes to the Consolidated Financial Statements, page F-10
Note 26 – Net Foreign Exchange Income (Losses), page F-91

2.
We note your response to prior comment 21 and that the total foreign exchange loss recognized in income related to cash flow hedges was Ch$16.9 million. We further note your response to comment 19 that the ineffective portion of income from cash flow hedges included in Note 26 was Ch$139 million. IAS 39, beginning at paragraph 95 and paragraph 27 of IAS 21 state that the exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge are recognized initially in other comprehensive income to the extent that the hedge is effective. Please reconcile these amounts for us as you reference both as being recognized in the foreign exchange losses on cash flow hedges during 2011 and only the amount related to an ineffective cash flow hedge should be recognized in income.

The total amount of foreign exchange loss recognized in income related to cash flow hedges reconciles as follows:

Ch($16.9 million)	–	per comment 21 (inappropriately labeled as “unrealized” rather than “Reclassified from OCI”)
Ch($9.5 million)	–	Add fair value hedge effect
Ch($26.4 million)	–	Total per Note 26

As noted above, the last column of the first table in our response to comment 21 was inappropriately labeled “gross unrealized gain/loss” rather than “reclassification adjustment for cash flow hedge for the year ended December 31, 2011.”

The related contracts were entered into during the year 2011and the year-end effective portion as noted in respone to comment 19 remained  in Accumulated OCI as of December 31, 2011 while the ineffective portion of Ch$139 million was recorded in the line item “Foreign exchange gains (losses) on hedging derivatives”  in Note 26.

U.S. Securities and Exchange Commission
May 13, 2013

3.
We note your response to comment 22 that the difference in the provision established and released when combined was only Ch$22 million. However, we were unable to understand why separately these line items – provision established and provision released – were different in the tables on pages F-55 and F-93 and why the amounts that flowed through the allowance would be smaller. For example, the established provision on page F-55 totaled Ch$94.2 million and the total on page F-93 excluding the bank’s amount was Ch$108.7 million. Please explain to us and clarify in future filings these differences. Also, if this relates to direct charge-offs, disclose the amount under your allowance rollforward on page F-55.

In our previous response to comment 22, after the annotation “Note 27:”, we reconciled the amounts between F-55 and F-93 in the separate line items “Provisions established” and “Provisions released.”  This response indicated that the Note 9 information separately by “Provisions established” and “Provisions released” was 94,170 and (41,451) respectively.

In the same response, in the table related to Note 27, we note our inadvertent error in that note and show that the “charge to income for provisions established” should have been 94,655 rather than the 108,866 in the originally filed 20-F, a difference of 14,211 (considering all corrections, including those in the column “Loans and receivables from banks”. ) The credit to income for provisions released in Note 27 was corrected in the same table to 41,601 rather than the 56,134 in the originally filed 20-F, a difference of 14,533.  The difference between the 14,533 and the 14,211 primarily consists of the fact that only Note 27 shows “Loans and receivables from banks” column.

In our 2012 20-F, therefore, for the year ended 2012, the amounts will tie between Notes 9 and 27 or their equivalents, however, due to the immateriality of the amount in 2011, the amounts for the year ended December 31, 2011 will not be revised.   As noted above, these were inadvertent errors and do not relate to direct charge-offs.  Our assessment of immateriality was based on the fact that these items represent components of rollforwards of account balances and that there is not a likelihood that they would significantly impact the factual context within which a reader views our financial statements or those Notes in particular.

 Also, as noted in our previous response, the difference of $22 million is related to recoveries only.

*  *  *

U.S. Securities and Exchange Commission
May 13, 2013

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago, Chile.
Yours truly,

/s/ Eugenio Gigogne
Eugenio Gigogne
Chief Financial Officer
Tel: 562-660-2351
Eugenio.gigogne@corpbanca.cl

c.c.         Ms. Lindsay McCord
Ms. Angela Connell

Mr. Howard M. Kleinman
Dechert LLP
Tel. 212-698-3567
howard.kleinman@dechert.com